Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of August 14, 2008 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto as of and for the six months ended June 30, 2008, and in conjunction with the Company’s audited annual financial statements and the MD&A for the year ended December 31, 2007.  All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com, or at the Company’s website at www.internationalroyalty.com

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC’s expectations as to the production start dates for the Las Cruces, Belahouro, Gwalia Deeps and Pascua projects on which IRC has royalties.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.

IRC’s forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions.  Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.

The forward-looking statements included in this document represent IRC’s views as of the date of this document. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.

SUMMARY OF FINANCIAL INFORMATION:

($ thousands, except per share data,
unaudited)	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007
Statement of Operations
Royalty revenues	$8,610	$13,207	$18,893	$23,385
Earnings from operations	2,198	6,151	4,998	9,843
Earnings before income taxes	1,465	3,585	4,713	6,860
Net earnings	927	2,380	3,338	4,545
Basic net earnings per share	$0.01	$0.03	$0.04	$0.07
Diluted net earnings per share	$0.01	$0.03	$0.04	$0.07
Statement of Cash Flows
Cash provided by (used in) operating
activities	$(467)	$6,642	$5,931	$11,608

			June 30,	December 31,
			2008	2007
Balance Sheet
Total assets			$379,653	$384,482
Shareholders’ equity			298,003	295,679

FINANCIAL PERFORMANCE

Financial overview

Earnings from operations, earnings before income taxes, and cash flow from operations all decreased for the three and six months ended June 30, 2008 when compared to the comparable periods in 2007.  This was due primarily to significant decreases in gross revenues from the Voisey’s Bay Royalty resulting from the significant decrease in the average price received for nickel during the respective periods.

Earnings from operations were $2,198,000 in the second quarter of 2008 compared to $6,151,000 in 2007.  The decline was a result of a decrease in revenues from the Voisey’s Bay royalty from $12,727,000 in the quarter ended June 30, 2007 to $7,986,000 in the same period in 2008 and an increase in amortization due to a slight increase in production during 2008.  This decrease in revenue was offset by decreases in royalty taxes and general and administrative expenses during the period.  Earnings before income taxes decreased to $1,465,000 during the quarter from $3,585,000 in 2007.  The decrease was a result of the factors noted above, but was offset by a foreign currency loss of $117,000 during the second quarter of 2008 compared to a loss of $1,852,000 in 2007.

Net earnings for the second quarter of 2008 were $927,000, or $0.01 per share, compared to $2,380,000, or $0.03 per share, in the second quarter of 2007.

For the six months ended June 30, 2008, earnings from operations were $4,998,000 compared to $9,843,000 in 2007.  The decrease was due to a reduction in revenues from the Voisey’s Bay royalty from $22,432,000 in 2007 to $17,584,000 in the same period in 2008 and an increase in amortization due to production reaching capacity.  This decrease in revenue was offset by decreases in royalty taxes and general and administrative expenses during the period.  Earnings before income taxes decreased to $4,713,000 during 2008 from $6,860,000 in 2007.  The decrease was a result of the factors noted above, offset by a foreign currency gain of $963,000 during 2008 compared to a loss of $1,713,000 in 2007.

Net earnings for the six months ended June 30, 2008 were $3,338,000, or $0.04 per share compared to $4,545,000 or $0.07 per share in 2007.

Royalty revenue and operations

Production and revenue (unaudited)
				Payable Metal Production (1)
			Quarter Ended June 30,		Six Months Ended June 30,
Mine	Commodity	Royalty	2008	2007	2008	2007
Williams	Gold	0.25% NSR	31	53	69	117
Southern Cross	Gold	1.5% NSR	37	37	73	75
Meekatharra	Gold	0.45% NSR	13	-	24	-
Voisey’s Bay
	Nickel	2.7% NSR	30,504	29,698	68,460	56,703
	Copper	2.7% NSR	8,629	5,059	42,486	17,677
	Cobalt	2.7% NSR	1,551	1,222	3,121	2,316

				Revenue (thousands)
			Quarter Ended June 30,		Six Months Ended June 30,
Mine			2008	2007	2008	2007
Williams			$69	$89	$156	$191
Southern Cross			478	365	1,007	735
Meekatharra			51	-	93	-
Voisey’s Bay			7,986	12,727	17,584	22,432

(1)

Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate.  Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.

Average metal prices realized (in US$) (unaudited)
	Quarter Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Gold, per ounce	$851	$660	$912	$654
Nickel, per pound (1)	12.93	21.10	12.63	18.96
Copper, per pound (1)	5.00	3.31	3.09	2.68
Cobalt, per pound (1)	47.17	27.54	46.55	26.99

(1)

Before transportation, smelting and refining costs.

The Company’s royalty revenues decreased significantly in the second quarter of 2008 to $8,610,000 from $13,207,000 in 2007.  Revenues from the Voisey’s Bay operation decreased over 37% from $12,727,000 in 2007 to $7,986,000 in 2008.  The decrease was a result of a large decrease in the nickel price received during the quarter, slightly offset by an increase in production (the mine is now operating at full capacity).  Nickel prices decreased from an average of $21.10 per pound in the second quarter of 2007 to $12.93 per pound during 2008.  Payable production increased 2.7% to 30.5 million pounds of nickel in concentrate during the three months ended June 30, 2008 from 29.7 million pounds in the second quarter of 2007.  In addition to the Voisey’s Bay revenue, the Company recognized an increase in royalty revenue on the Southern Cross mine to $478,000 in 2008 compared to $365,000 in 2007.  The Company also recognized royalty revenue on the Meekatharra mine of $51,000 in 2008 compared to $0 in 2007.

During the six months ended June 30, 2008, the Company’s royalty revenues decreased significantly to $18,893,000 from $23,385,000 in 2007.  Revenues from the Voisey’s Bay operation decreased 22% from $22,432,000 for the six months ended June 30, 2007 to $17,584,000 in 2008.  The decrease was a result of a large decrease in the nickel price offset by an increase in production (the mine is now operating at full capacity).  Nickel prices decreased from an average of $18.96 per pound in 2007 to $12.63 per pound in 2008.  Payable production increased to 68.5 million pounds of nickel in concentrate during the six months ended June 30, 2008 from 56.7 million pounds in 2007.  In addition to the Voisey’s Bay revenue, the Company recognized an increase in royalty revenue on the Southern Cross mine to $1,007,000 in 2008 compared to $735,000 in 2007.  The Company also recognized royalty revenue on the Meekatharra mine of $93,000 in 2008 compared to $0 in 2007.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property.  Amortization on mineral properties was $2,547,000 in the second quarter of 2008 and $6,006,000 for the six months ended June 30, 2008, up from $2,315,000 and $4,439,000, respectively, in 2007.   The increases are attributable to the increased production at the Voisey’s Bay and the Southern Cross mines and the start of production at the Meekatharra property in the fourth quarter of 2007.

All proceeds from the Voisey’s Bay royalty are subject to the Newfoundland and Labrador Mining and Mineral Rights Tax of 20%.  The tax was $1.7 million in the second quarter and $3.6 million for the six months ended June 30, 2008, compared to $2.5 million and $4.5 million in the respective periods of 2007.

Costs and expenses

General and administrative expenses were $1,733,000 for the second quarter of 2008, compared to $2,055,000 in 2007.  Setup and stand-by fees on the Company’s revolving credit facility with the Bank of Nova Scotia were $102,000 in 2008 compared to $463,000 in 2007, primarily due to the initial setup fees paid in 2007.  Salary and other payroll costs increased by $125,000 in 2008 to $431,000, related to additional personnel hired during 2008 and salary increases.  Stock compensation costs increased from $340,000 in 2007 to $377,000 in 2008.  The increase is a result of stock option grants to new personnel in 2008 as well as additional grants of stock options to existing personnel in November 2007.

For the six months ended June 30, 2008, general and administrative expenses were $3,483,000, compared to $3,988,000 in 2007.  Setup and stand-by fees on the Company’s revolving credit facility with the Bank of Nova Scotia were $205,000 in 2008 compared to $804,000 in 2007, primarily due to the initial setup fees paid in 2007.  Salary and other payroll costs increased by $236,000 in 2008 to $883,000, related to additional personnel hired during 2008, salary increases, and also an increased accrual for estimated bonuses in 2008 compared to 2007.  Stock compensation costs increased from $680,000 in 2007 to $720,000 in 2008.  This increase is also a result of stock option grants to new personnel in 2008 as well as additional grants of stock options to existing personnel in November 2007.  Legal and other professional fees also decreased during the period, from $628,000 in 2007 to $599,000 in 2008.  The decreased fees from 2007 were related to the setup of the revolving credit facility and to tax advice.

In the second quarter of 2008, business development expenses were $535,000, up from $422,000 in 2007.  For the six months ended June 30, 2008, business development expenses were $887,000 compared to $626,000 for the same period in 2007.  The increase in both of these periods was primarily due to an increase in professional fees related to a potential acquisition.   Also, salary costs increased due to salary increases and estimated bonuses.

Interest expense was $781,000 in the second quarter of 2008 compared to $740,000 in 2007, due to an increase in accretion of the debenture discount and financing charges related to the Company’s senior secured debentures (“Debentures”), and also due to interest expense on the revolving credit facility in the second quarter of 2008.

For the six months ended June 30, 2008, interest expense was $1,564,000 compared to $1,375,000 in 2007, a result of the increase in accretion costs noted above and also due to interest expense on the revolving credit facility in the first half of 2008.

Impairment of royalty interests in mineral properties was $567,000 and $851,000 for the three and six months ended June 30, 2007, respectively.  There have been no impairments of royalty interests in mineral properties in 2008.  All impairments in 2007 related to certain diamond exploration properties located in Nunavut, Canada, which have been dropped by the property operators.

The Company had a foreign currency loss of $117,000 in the second quarter of 2008 due to the small decrease in the value of the U.S. dollar relative to the Canadian dollar during the quarter.  The loss related primarily to the Company’s Senior Secured Debentures which are denominated in Canadian dollars.   For the six month period, the Company had a foreign currency gain of $963,000 compared to a loss of $1,713,000 in 2007.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash flow used in operating activities was $467,000 for the quarter ended June 30, 2008 compared to cash flow provided by operating activities of $6,642,000 for the quarter ended June 30, 2007.  Cash flow provided by operating activities was $5,931,000 for the six months ended June 30, 2008 compared to $11,608,000 for the six months ended June 30, 2007.  The change for both periods is primarily due to an income tax payment of $7,502,000 made on June 30, 2008. There were no tax payments made in prior periods.  Also, royalties receivable and net income for the periods decreased primarily due to the decrease in metal prices from the comparable period in 2007 as discussed above.

The Company receives its royalty payment on the Voisey’s Bay mine from Vale Inco net of the 20% mineral rights tax of Newfoundland and Labrador (“Mineral Rights Tax”).  The royalty revenues received are reported gross, before the Mineral Rights Tax.

Investing Activities

During the six months ended June 30, 2008, the Company completed the acquisition of five of its royalties (Avebury, Bell Creek, Melba Flats, Merlin and Westmoreland) for total consideration of $17.1 million in cash, including transaction costs.  These royalties were previously included in other assets as the consideration was paid in 2007 but the agreement was not completed until June 2008.  Also, the Company completed the acquisition of one royalty during the six months ended June 30, 2008 for total consideration of $516,000.  Additional legal fees totalling $119,000 were capitalized on other royalty acquisitions that closed at the end of 2007.  These acquisitions were funded from existing cash reserves, the proceeds from the Unit Offering discussed below and from access to its Revolving Credit Facility (see “Cash Resources and Liquidity” below).

Financing Activities

During the six months ended June 30, 2008 and 2007, the Company paid dividends of $1,177,000 and $1,006,000, respectively, equal to $0.015 per share.

On February 12, 2007 (the “Closing Date”), the Company completed an offering of 8,334,000 units (“Units”) of the Company at a price of CA$5.40 per Unit. Net proceeds to the Company after agents’ commission and estimated expenses of the offering was CA$42,128,000, or $35,659,000.

During the three and six months ended June 30, 2007, the Company drew $5,700,000 on its Revolving Credit Facility for the acquisition of the royalties discussed above.

During the six months ended June 30, 2008 and 2007, the Company received $13,000 and $162,000, respectively from the exercise of stock options.

During the three and six months ended June 30, 2007, the Company received proceeds of $4,037,000 and $6,268,000 from the exercise of warrants.

Cash Resources and Liquidity

The Company had a cash position of $15.7 million at June 30, 2008 and working capital of $11.6 million, compared to $12.7 million and $7.6 million, respectively, at December 31, 2007.  The increase in cash and working capital during the period was primarily due to cash flows from operations for the period offset by cash paid for the acquisition of royalty interests and the payment of dividends.

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20.0 million and increased it to $40.0 million effective May 18, 2007.  The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is subject to customary terms and conditions for borrowings of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth.  Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility.  IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.  At June 30, 2008, the Company was in compliance with all loan requirements. There were no outstanding borrowings on the Revolving Facility as of June 30, 2008 and December 31, 2007.

The Company’s near-term cash requirements are limited to general and administrative, business development and principal and interest repayments.  The Company believes that its current cash position, together with cash from operations will be sufficient to cover these expenses into the foreseeable future.  As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures on royalty interests in mineral properties.  Royalty acquisitions are discretionary in nature and will be consummated through the use of cash and cash equivalents, as available, debt, or through the issuance of Common Shares.

The Company’s contractual obligations for future principal payments are summarized below.  Annual interest payments are CA$1,650,000, payable semi-annually.

Debenture
($ in thousands )	Principal
Year	Obligations (1)

2008	$-
2009	-
2010	-
2011	29,700

Total	$29,700

(1)

The obligation is denominated in CA$.  All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$0.99 as of June 30, 2008.

SUMMARY OF QUARTERLY RESULTS

(unaudited, in thousands of US$, except per share data)
	2008			2007			2006
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Royalty revenues	$8,610	$10,283	$12,734	$13,738	$13,207	$10,178	$9,527	$8,357
Earnings from operations	2,198	2,800	2,973	5,509	6,151	3,692	3,653	2,659
Net earnings	927	2,411	5,275	1,413	2,380	2,165	2,955	1,506
Basic net earnings per share	$0.01	$0.03	$0.07	$0.02	$0.04	$0.03	$0.05	$0.03
Diluted net earnings per share	$0.01	$0.03	$0.07	$0.02	$0.03	$0.03	$0.05	$0.03

The increasing royalty revenues during 2006 and into 2007 were primarily a result of the ramp-up of production at the Voisey’s Bay mine, as well as royalty revenue from the Southern Cross royalty, acquired in June 2006.  Increasing metal prices during 2006 and 2007 have also been a contributing factor in the improved revenue figures during the second half of 2006 and all of 2007.  Paid production from Voisey’s Bay was slightly higher in 2008 than in previous quarters, but nickel prices have declined from a high of $24.69 per pound in 2007 to low of $9.84 per pound during the six months ended June 30, 2008.  This increase in production was offset during the quarter due to an increase in the mineral tax as reported by the operator of the mine, Vale Inco.  Finally, due to the seasonal nature of the shipments from the Voisey’s Bay mine, there are no copper concentrate shipments at all during the period between December 7 and May 21, resulting in much higher shipments during the summer and fall months.  The result is reduced royalty revenues from copper shipments in the second quarter of each year and to increase expected royalty revenues in the latter half of the year.

The lower earnings from operations in the second quarter of 2008 of $2,198,000 are primarily attributable to lower gross revenues due to the lower nickel prices, and the higher amortization due to the increase in production offset by the decreased mineral tax.  The lower earnings from operations in the fourth quarter of 2007 of $2,973,000 are primarily attributable to one time charges to business development expense of 2007 of $1,713,000, related to a business development opportunity.  The Company also had impairments of $724,000 in the fourth quarter of 2007.

During the third and fourth quarters of 2006 and through 2008, the Company’s significant revenues from the Voisey’s Bay royalty was the primary factor resulting in net earnings for those periods.  Net earnings in the second quarter of 2007 were also positively impacted by $849,000 in revenue recorded upon the receipt of 2,150,000 shares of New Horizon Uranium Corporation.  Net earnings of the Company were negatively impacted by foreign currency losses of $117,000 for the quarter ended June 30, 2008, positively impacted by foreign currency gains of $1.1 million for the quarter ended March 31, 2008, and negatively impacted by foreign currency losses of $1.9 million in each of the second and third quarters of 2007 and $2.6 million in the fourth quarter of 2007.

During the second quarter of 2007, the Canadian Federal government enacted legislation that lowers the Federal income tax rate from 19.0% (rate effective as of January 1, 2010) to 18.5% effective on January 1, 2011, resulting in the realization of a future income tax benefit of $914,000 during the quarter.  On December 14, 2007, the Canadian Federal government enacted additional legislation that incrementally lowers the Federal income tax rate from the current rate of 21% to 15% on January 1, 2012, resulting in the realization of a future income tax recovery of $8,586,000 during the fourth quarter of 2007.

OUTLOOK

Looking forward to the second half of 2008, the Company expects above average payable production during this period. Due to the seasonal nature of the shipments from the mine (there are no nickel concentrate shipments between December 7 and January 21 of each year and again between April 7 and May 21), the Company expects higher than average shipments in the second half of each year.  Also, there are no copper concentrate shipments at all during the period between December 7 and May 21, resulting in much higher shipments during the summer and fall months.  The result, assuming constant metal prices, will be to reduce expected royalty revenues in the second quarter of each year and to increase expected royalty revenues in the latter half of the year.

During 2007, the Company committed over $130 million towards the expansion of its existing royalty and investment portfolio.  The significant investments include the following:

•

A 1.5% NSR royalty on Inmet Mining Corporation’s (“Inmet”) Las Cruces copper project in Spain.  Inmet is currently constructing the mine with first cathode production expected in the fourth quarter of 2008, with a projected annual average production rate over 15 years of 142 million pounds of copper.  Inmet reports that the open-pit mine has Proven and Probable Reserves of 17.6 million tonnes grading 6.2% copper (2.4 billion pounds).

•

A 2.0% NSR royalty on the Avebury nickel project in Tasmania, Australia. This mine began production during the third quarter of 2008 by OZ Minerals Ltd. (successor to Zinifex Limited and Allegiance Mining NL) and the first sales are expected in August 2008.  The underground mine will process high-grade sulphide ores from Measured Resources of 0.46 million tonnes grading 1.15% nickel, Indicated Resources of 5.6 million tonnes grading 1.16% nickel and Inferred Resources of 5.8 million tonnes grading 1.05% nickel, at a 0.7% nickel cutoff grade.

•

A 32.1% interest in the Pascua Royalty purchased from a Chilean family.  The Pascua Royalty is a sliding-scale royalty on the Pascua gold project in Chile operated by Barrick Gold Corporation (“Barrick”).  The total cost of the acquisitions was $56.5 million in cash and transaction costs.  The Pascua royalties acquired apply to the gold and copper produced from the Pascua, the Chilean side of the Pascua-Lama project. IRC’s share of the royalty is a linear sliding-scale NSR royalty ranging from 0.4725% at a gold price of $300 per ounce or below to 3.15% at a gold price of $800 per ounce and above.  Barrick, pending certain permits, has publically stated that they expect to begin production in 2010 or 2011 at an annual rate of 750,000 to 775,000 ounces per year, as stated on their website.

•

A net $6.1 million investment in the Legacy Sand Project in the form of a membership interest in Preferred Rocks of Genoa Holding Company, LLC paying a 10% preferred return on a deemed $8.0 million investment and a residual net profits interest of 5.25% in the Legacy project.

•

An effective 0.28% to 2.79% net smelter return (“NSR”) royalty on the Pinson gold project (“Pinson”) located in Nevada.  Barrick is currently completing feasibility studies on the Pinson project at a cost of US$30 million and is expected to be completed by April, 2009.  This acquisition further increases IRC’s holdings in the Pinson district of Nevada.  Over the past three years, IRC has made two other purchases on the Pinson trend and established itself as the largest owner of Pinson royalty interests, covering approximately 80% of the known high-grade gold Resources.  With the 2007 addition of the Pinson royalty, IRC’s interests on the known Pinson resources provide the Company with a higher total royalty rate (3.80%) and additional exposure to 14 square miles of regional exploration potential in the Pinson district.

In addition to these acquisitions, several of the Company’s existing royalties have recently, or will soon begin production.  In the fourth quarter of 2007, Mercator Gold Plc began gold production at its Meekatharra operations in Western Australia at an expected initial rate of 120,000 ounces per year.  Production began in the Yaloginda project area, where the Company owns a 0.45% net smelter returns royalty and is expected to expand into the Paddy’s Flat project area in 2009, with a royalty rate of 1.5%.  Production in the Yaloginda project area for the quarter ended June 30, 2008 totalled 30,000 ounces.  St. Barbara Limited also has announced that it expects to start production at its Gwalia Deeps underground project in the third quarter of 2008 at an initial annual rate of 100,000 ounces of gold and ramping up to 200,000 ounces per year within 18 months.  The Company holds a 1.5% net smelter returns royalty on Gwalia Deeps.  In early 2009, production is expected to begin at Wega Mining’s Inata gold project (Belahouro) in Burkina Faso, West Africa on which the Company holds a 2.5% net smelter returns royalty.

These additional producing royalties will not only increase the Company’s revenues, but also give it a more diversified producing portfolio in terms of the quantity of royalties, commodities, and geography.  This in turn should produce a more stable and predictable revenue stream in future years.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company has no amortizable basis for Canadian income tax purposes, which may have an adverse impact on the Company’s current tax liability.

The Company’s debentures are denominated in Canadian dollars.  In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts.  All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests.  The interest income from those investments will be offset by interest expense on the debentures.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties.  These estimates affect amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.  The estimated fair values of stock options and warrants require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options and warrants.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves.  Acquisition costs of royalty interests on exploration and development stage mineral properties are not amortized.  At such time as the associated exploration or development stage mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable.  The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Financial Instruments

All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at amortized cost. Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

Stock options

The Company determines the fair value of stock option awards to employees using the black-scholes model, and these amounts are recognized as an expense over the vesting period of the related option.  Compensation expense for options granted is determined based on estimated fair values of the options and the warrants at the time of grant.

Future income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

Related Party Transactions

Effective January 31, 2008, George Young, an officer and director of the Company resigned his employment and stepped down from the Board of Directors in order to pursue other business opportunities.  Mr. Young will be retained as a consultant to the Company.  As part of his resignation agreement, Mr. Young has guaranteed the repayment of a promissory note from South American Metals ($828,000 at June 30, 2008).  The guarantee is secured by the pledge of certain of Mr. Young’s shares and stock options of the Company.

There were no amounts due from or to related parties at June 30, 2008 and December 31, 2007.

NEW ACCOUNTING PRONOUNCEMENTS

The following new standards may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008, unless otherwise noted. The Company adopted the requirements commencing in the interim period ended March 31, 2008.

Capital disclosures and financial instruments – disclosures and presentation

The Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publically accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement, presentation and disclosures.  In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 “Inventories” and IAS 38 “Intangible Assets”, thus mitigating the impact of adopting IFRS at the mandatory transition date.

The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements.

OUTSTANDING SHARE DATA

As of August 14, 2008, there were 78,480,356 Common Shares outstanding.  In addition, there were 5,695,500 director and employee stock options with exercise prices ranging between CA$3.67 and CA$6.25 per share.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 respecting certification of disclosure in issuers' annual and interim filings, Management has evaluated the effectiveness of the Company's internal controls and procedures over financial reporting for the quarter ended June 30, 2008.  Management has concluded that the Company's internal controls and procedures provide reasonable assurance that (i) information required to be disclosed by the Company in its annual filings, interim filings or any other report filed or submitted by it under applicable securities legislation is recorded, processed, summarized and reported within the prescribed time periods, and (ii) material information required to be disclosed in the foregoing filings or reports is accumulated and communicated to the Company's management, including its Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosure.

There have been no changes in internal control over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay operation does not perform as expected.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the reserves and resources.  Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource ;

(c)

the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..